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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
       ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

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                               (AMENDMENT NO. 2)


                                 U S WEST, INC.
                              U S WEST FINANCING I
                             U S WEST FINANCING II
                                (Name of Issuer)

                         U S WEST CAPITAL FUNDING, INC.
                      (Name of Person(s) Filing Statement)

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
 7.96% TRUST ORIGINATED PREFERRED SECURITIES                     90338D204
    (LIQUIDATION AMOUNT $25 PER SECURITY)
           OF U S WEST FINANCING I

8 1/4% TRUST ORIGINATED PREFERRED SECURITIES                     90338M204
    (LIQUIDATION AMOUNT $25 PER SECURITY)
          OF U S WEST FINANCING II

  GUARANTEES BY U S WEST, INC. OF PREFERRED
                 SECURITIES
           OF U S WEST FINANCING I
          AND U S WEST FINANCING II

       (Title of Class of Securities)              (CUSIP Number of Class of Securities)
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                             STEPHEN E. BRILZ, ESQ.
                                 U S WEST, INC.
                             7800 EAST ORCHARD ROAD
                           ENGLEWOOD, COLORADO 80111
                                 (303) 793-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications of Behalf of Person(s) Filing Statement)

                                   COPIES TO:

                             DENNIS J. BLOCK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

    INSTRUCTION. When submitting this statement in paper format, ten copies of this statement, including all exhibits, shall be filed with the Commission.

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                             INTRODUCTORY STATEMENT

    This Schedule 13E-4, as amended, relates to (a) the offer by U S WEST Capital Funding, Inc. ("Capital Funding") to holders of 7.96% Trust Originated Preferred Securities (the "Old Series I Preferred Securities") of U S WEST Financing I to exchange their securities for either (i) an equal amount of 9.30% Trust Originated Preferred Securities of MediaOne Finance Trust I or (ii) $25.75 in cash per Old Series I Preferred Security and (b) the offer by Capital Funding to holders of 8 1/4% Trust Originated Preferred Securities (the "Old Series II Preferred Securities") of U S WEST Financing II to exchange their securities for either (i) an equal amount of 9 1/2% Trust Originated Preferred Securities of MediaOne Finance Trust II or (ii) $26.30 in cash per Old Series II Preferred Security. The Old Series I Preferred Securities and the Old Series II Preferred Securities are guaranteed, to the extent the applicable trust has funds available therefor, by U S WEST, Inc. Each of the offers is referred to herein individually as an "Offer" and collectively as the "Offers." Each Offer is being made on the terms and subject to the conditions set forth in an Offer to Exchange and Consent Solicitation, dated May 8, 1998, and the related Letter of Transmittal and Consent.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


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
(a)        Exhibit 20.1   Letter to holders of Old Series I Preferred Securities, dated May
                          26, 1998.

           Exhibit 20.2   Letter to holders of Old Series II Preferred Securities, dated May
                          26, 1998.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                U S WEST CAPITAL FUNDING, INC.

                                By:             /s/ STEPHEN E. BRILZ
                                     -----------------------------------------
                                               Name: Stephen E. Brilz
                                                  Title: SECRETARY
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Dated: May 26, 1998


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                                 EXHIBIT INDEX


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
 EXHIBIT                                                   DESCRIPTION
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
   20.1     Letter to holders of Old Series I Preferred Securities, dated May 26, 1998.

   20.2     Letter to holders of Old Series II Preferred Securities, dated May 26, 1998.
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